UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

1.             DATE, TIME, AND VENUE: On January 24th, 2024, at 2:00 p.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, city of São Paulo, state of São Paulo.

2.            CALL NOTICE: A call notice was published in the newspaper Valor Econômico on November 17, 18/19/20, and 21, 2023, pages A12, C3, and A6, respectively, with simultaneous release of the publication online on the page of said newspaper.

3.            PUBLICATIONS: All documents related to the subject matters to be resolved on in this Extraordinary Shareholders Meeting (“Meeting”), as set forth in CVM Resolution No. 81/22, as amended (“RCVM 81”), were provided to the shareholders on the Company’s websites (ri.telefonica.com.br), of the Securities and Exchange Commission – CVM (www.gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

4.             ATTENDANCE: This Meeting was attended, on first call, by shareholders representing approximately 90.1% of the common shares issued by the Company, which are included in the Shareholders' Attendance Register No. 004 and considering the valid remote voting bulletins received through Banco Bradesco S.A., as bookkeeper of the Company's shares, pursuant to RCVM 81, according to the summary voting map consolidating the votes cast remotely, disclosed on January 23, 2024 (“Consolidated Remote Voting Map”). Therefore, there is legal quorum to open this Meeting and resolve on the items included in the agenda.

Mr. Breno Rodrigo Pacheco de Oliveira, the Company's General Secretary and Legal Director; and Mr. Stael Prata Silva Filho and Mrs. Luciana Doria Wilson, members of the Fiscal Board, were also present to provide any necessary clarifications.

5.            PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira - Chairperson of the Meeting; and Nathalia Pereira Leite – Secretary of the Meeting.

6.            AGENDA:

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024
6.1.	Deliberate on the reduction of the Company's capital stock, in the amount of one billion and five hundred million reais (R$1,500,000,000.00), without the cancellation of shares, upon refund of amounts to shareholders, pursuant to Article 173 of Law No. 6.404, of December 15, 1976, as amended (“Corporations Law”);

6.2.	Amend Article 5, caput, of the Company's Bylaws to reflect the new value of its capital stock as a result of the proposal contained in item 6.1 above, if approved;

6.3.	Restate the Company’s Bylaws, in order to reflect the amendment proposed in item 6.2 above, if approved; and

6.4.	Authorize the Company's management to perform all necessary acts for the conclusion of the resolutions above.

7. RESOLUTIONS:

The Chairperson clarified that, as everyone was aware, the main purpose of the Meeting was to discuss and resolve on the proposal to reduce the Company's capital stock, in the amount of one billion and five hundred million reais (R$1,500,000,000.00), without the cancellation of shares, upon reimbursement of funds to shareholders, as it was considered excessive, pursuant to Article 173 of the Corporation Law.

Additionally, the Chairperson noted that the matter had been previously analyzed by the Audit and Control Committee, by the Fiscal Board, and by the Company's Board of Directors, which were in favor of all items of the agenda for which they were responsible.

Finally, the Chairperson informed that the documentation relevant to this Meeting was available to the shareholders. The attending shareholders agreed with (i) the waiver of the reading of the documents, as they were fully knowns by all, as well as of the Consolidated Remote Voting Map, which were available for consultation, and (ii) the drawing up of these minutes in summary form, pursuant to art. 130, paragraph 1, of the Corporations Law, and any documents or proposals submitted to the meeting, as well as the voting or dissenting declarations will be numbered in sequence, authenticated by the presiding board and by any shareholder that requests it, being shelved at the Company’s principal place of business.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

After examining and discussing the items of the agenda, the attending shareholders resolved as follows:

(1)       Deliberate on the reduction of the Company's capital stock, in the amount of one billion and five hundred million reais (R$1,500,000,000.00), without the cancellation of shares, upon reimbursement of funds to shareholders, pursuant to Article 173 of the Corporations Law.

The abstentions (according to the final summary voting map contained in Exhibit A to these minutes) were registered and the reduction of the Company's capital stock, in the amount of one billion and five hundred million reais (R$1,500,000,000.00), without the cancellation of shares, was approved, by majority of votes, as it was considered excessive, pursuant to Article 173 of the Corporation Law, so that the number of shares and the percentage of shareholders' interest in the Company's capital stock will remain unchanged. As a result, the Company's capital stock will be changed from sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos (R$63,571,415,865.09) to sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos (R$62,071,415,865.09).

The Reduction will be achieved through a reimbursement to shareholders, in local currency, in the amount of R$0.90766944153 per common share issued by the Company, considering the number of common shares issued by the Company outstanding on this date, which already reflects the cancellation of certain shares issued by the Company held in treasury, carried out on December 22, 2023, according to the Material Fact disclosed on December 26, 2023. Due to the Company's Share Buyback Program, said amount per common share may change considering the Company's shareholding base to be verified on April 10, 2024.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Thus, the shareholding position to be considered to receive the resources resulting from the Reduction will be provided for in the Company's records at the end of April 10, 2024, and, after this date, the shares issued by the Company will be considered ex-reimbursement rights.

The resources resulting from the Reduction will be paid in a single installment, until July 31, 2024, on a date yet to be determined by the Company's Management, each shareholder individually and in proportion to their respective participation in the Company's share capital, in accordance with the liquidation procedures established by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the bookkeeper institution of the Company's shares, as applicable.

The capital reduction will become effective after sixty (60) days period of opposition by creditors, beginning on the publication of these minutes, as provided for in Article 174 of the Corporations Law.

(2)       Amend Article 5, caput, of the Company's Bylaws to reflect the new value of its capital stock as a result of the proposal contained in item 1 above, if approved.

By majority of votes, the abstentions (according to the final summary voting map provided for in Exhibit A to these minutes) were registered and the amendment to Article 5, main section, of the Company's Bylaws was approved to reflect the new value of its capital stock as a result of the capital reduction approved in item 1 above, so that, after the expiry of the sixty (60) days period of opposition by creditors, provided for in Article 174 of the Corporations Law, Article 5 of the Bylaws will come into force with the following wording:

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

“Art. 5 - The fully paid-up and subscribed capital is sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos (R$62,071,415,865.09), divided into one billion, six hundred and sixty-three million, five hundred and fifty-six thousand, seven hundred and thirty-one (1,663,556,731) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.”

(3)    Restate the Bylaws, in order to reflect the amendment proposed in item 2 above, if approved.

By majority of votes, the abstentions (according to the final summary voting map provided for in Exhibit A to these minutes) were registered and the restatement of the Company's Bylaws was approved, which will come into force with the wording provided for in Exhibit B to these minutes.

(4)     Authorize the Company's management to perform all necessary acts for the conclusion of the resolutions above.

By majority of votes, the abstentions (according to the final summary voting map provided for in Exhibit A to these minutes) were registered and the authorization to the Company's directors to practice all acts necessary to carry out the resolutions above was approved, including and especially the publication of these minutes in the widely circulated newspaper used by the Company, for the purposes of Article 174 of the Corporations Law.

8. VOTING MAP: As per Article 33, paragraph 4, of CVM Resolution No. 80/22, of March 29, 2022, as amended, the final summary voting map is executed by the Meeting’s Chairperson and by Secretary, indicating the quantities of approvals, rejection and abstentions that each resolution received and is part of these minutes as its Exhibit A.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

9. CLOSING: There being nothing further to discuss, the Chairperson of the Meeting declared the meeting closed and ordered the suspension of the meeting in order to draw up the minutes in summary form. It was also noted that the shareholders' signatures shall be omitted in the publication of the minutes. The minutes were read, approved, and signed by the members of the Presiding Board, as well as by the attending shareholders and other members identified below, already considering the shareholders that voted remotely, pursuant to article 47, paragraph 1, of RCVM 81.

Presiding Board: (aa) Breno Rodrigo Pacheco de Oliveira – Chairperson of the Meeting and Management Representative; Nathalia Pereira Leite – Secretary of the Meeting

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Shareholders:

Those in attendance via remote voting bulletin, pursuant to article 47, paragraph 1, of RCVM 81:

1895 FONDS FGR

4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES

AB CANADA EMERGING MARKETS STRATEGIC CORE EQUITY F

AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT

AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO

AB SICAV I EMERGING MARKETS LOW VOLATILIT EQUITY PORTFOLIO

ABERDEEN INTER SM COMP FD, A S OF AB INST COMM FUNDS, LLC

ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD

ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM

ABERDEEN LATIN AMERICAN EQUITY FUND

ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F

ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

ACTIVE M INTERNATIONAL EQUITY FUND

ADASINA SOCIAL JUSTICE ALL CAP GLOBAL ETF

ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR

AEGON CUSTODY BV

ALASKA COMMON TRUST FUND

ALASKA PERMANENT FUND

ALBERTA INVESTMENT MANAGEMENT CORPORATION

ALJAZIRA GLOBAL EMERGING MARKETS FUND

ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - AB EMERGING MARK

ALLIANCEBERNSTEIN L.P

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GEM EQUITY HIGH DIVI

ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GL EMER MARK EQU DIV

AMERICAN FUNDS DEVELOPING WORLD GROWTH AND INCOME FUND

AMERICAN FUNDS INS SERIES NEW WORLD FUND

AMERICAN HEART ASSOCIATION, INC.

AMF PENSIONSFORSAKRING AB

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

AMONIS NV

ANDRA AP-FONDEN

AQR INNOVATION FUND, L.P.

AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND

AQR UCITS FUNDS

AQUARIUS INTERNATIONAL FUND

ARERO - DER WELTFONDS -NACHHALTIG

ARIEL GLOBAL FUND

ARIEL INTERNATIONAL DM/EM LLC

ARIZONA PSPRS TRUST

ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P.

ARROWSTREET (DELAWARE) L/S FUND L.P.

ARROWSTREET ACWI REDUCED CARBON ALPHA EXTENSION TR

ARROWSTREET CAPITAL COPLEY FUND LIMITED

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ARROWSTREET CLARENDON TRUST FUND

ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST

ARROWSTREET EMK ALPHA EXTENSION FUND L.P.

ARROWSTREET GLOBAL MINIMUM VOLATILITY ESG ALPHA EX

ASCENSION ALPHA FUND, LLC

ASSET MANAGEMENT EXCHANGE UCITS CCF

ASTERIA FUNDS - PEOPLE IMPACT GLOBAL EQUITIES

AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER

AVADIS FUND - AKTIEN EMERGING MARKETS INDEX

AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F

AVIVA INVESTORS

AVIVA LIFE PENSIONS UK LIMITED

AWARE SUPER PTY LTD

AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX

AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS

BAPTIST HEALTH SOUTH FLORIDA, INC.

BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY

BEWAARSTICHTING NNIP I

BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)

BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS

BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD

BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN

BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

BLACKROCK DEFENSIVE ADVANTAGE EMERGING MARKETS FUN

BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC

BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC

BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND

BLACKROCK GLOBAL ALLOCATION FUND (AUST)

BLACKROCK GLOBAL FUNDS

BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND

BLACKROCK GLOBAL INDEX FUNDS

BLACKROCK INSTITUTIONAL POOLED FUNDS PLC

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND

BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND

BLACKROCK MSCI ACWI MINIMUM VOLATILITY INDEX FUND

BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II

BLAKROCK GLOBAL ALLOCATION FUND INC

BLK MAGI FUND

BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF

BMO MSCI EMERGING MARKETS INDEX ETF

BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU

BNY MELLON T AND D (UK)LIMITED AS TRUSTEE OF B MARKET A FUND

BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER

BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND

BRANDES EMERGING MARKETS VALUE FUND

BRANDES GLOBAL OPPORTUNITIES FUND

BRANDES INSTITUTIONAL EQUITY TRUST

BRANDES INTERNATIONAL EQUITY FUND

BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND

BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN

BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND

BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND

BRIDGEWATER ACTIVE SUSTAINABLE EQUITIES, LP

BRIDGEWATER ALL WEATHER SUSTAINABILITY 11%, LP

BRIDGEWATER ALL WEATHER SUSTAINABILITY, LP

BRIDGEWATER IMPLEMENTATION FUND IV, LLC

BRIDGEWATER PURE ALPHA EURO FUND, LTD.

BRIDGEWATER PURE ALPHA STERLING FUND, LTD.

BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.

BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION

BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND

BUREAU OF LABOR FUNDS - LABOR PENSION FUND

BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND

BW DMO FUND, LTD.

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

CAMBRIA EMERGING SHAREHOLDER YIELD ETF

CAMBRIA GLOBAL VALUE ETF

CANADA PENSION PLAN INVESTMENT BOARD

CANDRIAM GLOBAL SUSTAINABLE EMERGING MKTS EQUITIES FUND LP

CAPITAL INTERNATIONAL FUND

CARDANO GLOBAL SUSTAINABLE EQUITY FUND

CASEY FAMILY PROGRAM

CCL Q EMERGING MARKETS EQUITY FUND

CENTRAL PROVIDENT FUND BOARD

CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS H AND W FUND

CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND

CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD

CHEVRON UK PENSION PLAN

CHUBB CORPORATION MASTER RETIREMENT TRUST

CIBC EMERGING MARKETS EQUITY INDEX ETF

CIBC EMERGING MARKETS INDEX FUND

CIFM GLOBAL EMERGING MARKETS FUND

CITIBANK NA, NEW YORK

CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD

CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND

CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND

CITY OF BALTIMORE EM RETIREMENT SYSTEM

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

CITY OF NEW YORK GROUP TRUST

CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM

CLINTON NUCLEAR POWER PLANT QUALIFIED FUND

COCA-COLA COMPANY

COLLEGE RETIREMENT EQUITIES FUND

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

COLONIAL FIRST STATE INVESTMENT FUND 50

COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR

COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION

COLUMBIA EMERGING MARKETS CONSUMER ETF

COMMINGLED P T F (EM M E) OF JP M CHASE BANK

COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA

COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX

COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC

COMMONWEALTH EMERGING MARKETS FUND 6

COMMONWEALTH GLOBAL SHARE FUND 16

COMMONWEALTH GLOBAL SHARE FUND 22

COMMONWEALTH GLOBAL SHARE FUND 23

COMMONWEALTH SUPERANNUATION CORPORATION

CONNECTICUT GENERAL LIFE INSURANCE COMPANY

CONSTRUCTION BUILDING UNIONS SUPER FUND

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND

COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY

CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. F

CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F.

CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.

CUSTODY BANK OF JAPAN, LTD. AS TR F E EQUITY D IN PL F (PPF)

CUSTODY BANK OF JAPAN, LTD. AS TR F E M E IN P M FUND

CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F

CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING

DELA DEPOSITARY ASSET MANAGEMENT B.V.

DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF

DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C

DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL

DEUTSCHE INVEST I BRAZILIAN EQUITIES

DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM

DRIEHAUS EMERGING MARKETS FUND, L.P.

DRIEHAUS EMERGING MARKETS GROWTH FUND

DUKE POWER CO EMPLOYEE RETIREMENT PLAN

DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE

DWS INVEST LATIN AMERICAN EQUITIES

DWS LATIN AMERICA EQUITY FUND

EASTSPRING INVESTMENTS

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD

EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND

EATON VANCE MANAGEMENT

EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD

EM BRAZIL TRADING LLC

EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

EMERGING MARKETS COMPLETION FUND, L.P.

EMERGING MARKETS EQUITY FUND

EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B

EMERGING MARKETS EQUITY INDEX MASTER FUND

EMERGING MARKETS EQUITY SELECT ETF

EMERGING MARKETS INDEX NON-LENDABLE FUND

EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMPLOYEES RET FD OF THE CITY OF FORT WORTH

EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE

EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS

ENSIGN PEAK ADVISORS,INC

EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO

EURIZON CAPITAL S.A.

EUROPEAN CENTRAL BANK

EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR

EWP PA FUND, LTD.

EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR

FEDERATED HERMES GLOBAL ALLOCATION FUND

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND

FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL

FIDELITY INTERNATIONAL LOW VOLATILITY EQUITY INSTITUTIONAL T

FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND

FIDELITY INVESTMENTS MONEY MANAGEMENT INC

FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND

FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND

FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING

FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

FIREMEN S ANNUITY AND BEN. FD OF CHICAGO

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET

FIRST TRUST LATIN AMERICA ALPHADEX FUND

FLEXSHARES ESG AND CLIMATE EMERGING MARKETS CORE INDEX FUND

FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F

FONDO CONSOLIDADO DE RESERVAS PREVISIONALES

FORD MOTOR CO DEFINED BENEF MASTER TRUST

FORD MOTOR COMPANY OF CANADA, L PENSION TRUST

FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF

FRANKLIN LIBERTYSHARES ICAV

FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI

FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN

FUNDAMENTAL LOW V I E M EQUITY

FUNDO DE INVESTIMENTO MULTIMERCADO CP IE -3102

FUTURE FUND BOARD OF GUARDIANS

GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P

GARD UNIT TRUST

GENERAL ORGANISATION FOR SOCIAL INSURANCE

GENERAL PENSION AND SOCIAL SECURITY AUTHORITY

GEORGE LUCAS FAMILY FOUNDATION

GLOBAL ALL CAP ALPHA TILTS FUND

GLOBAL MANAGED VOLATILITY FUND

GODFOND SVERIGE VARLDEN

GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF

GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M

GOLDMAN SACHS FUNDS - GOLDMAN SACHS E M C (R) EQ PORTFOLIO

GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKETS E I F

GOTHAM CAPITAL V, LLC

GREATBANC COLLECTIVE INVESTMENT TRUST IV

GREAT-WEST EMERGING MARKETS EQUITY FUND

GUIDEMARK EMERGING MARKETS FUND

GWL GLOBAL INVESTMENT, LLC

H.E.S.T. AUSTRALIA LIMITED

HAND COMPOSITE EMPLOYEE BENEFIT TRUST

13

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

HANDELSBANKEN EMERGING MARKETS INDEX

HANDELSBANKEN GLOBAL INDEX CRITERIA

HANDELSBANKEN LATINAMERIKA TEMA

HANDELSBANKEN TILLVAXTMARKNAD TEMA

HARTFORD EMERGING MARKETS EQUITY FUND

HARTFORD GLOBAL IMPACT FUND

HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND

HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF

HEXAVEST EMERGING MARKETS FUND

HEXAVEST SYSTEMATIC ESG EMERGING MARKETS EQUITY FU

HIGHLAND PUBLIC INFLATION HEDGES FUND

HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME

HOUSTON MUNICIPAL EMPLOYEES PENSION SYSTEM

HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG

HUMILITY LTD

IBM 401 (K) PLUS PLAN

IG JPMORGAN EMERGING MARKETS FUND

IG JPMORGAN EMERGING MARKETS FUND II

ILLINOIS MUNICIPAL RETIREMENT FUND

ILLINOIS STATE BOARD OF INVESTMENT

IMCO EMERGING MARKETS PUBLIC EQUITY LP

IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR

INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST

INTERNATIONAL MONETARY FUND

INVESCO FUNDS

INVESCO GLOBAL EMERGING MARKETS FUND (UK)

INVESCO GLOBAL LOW VOLATILITY EQUITY YIELD FUND

INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF

INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN

INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND

INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF

INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL

INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL

INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING

INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS

IPROFILE INTERNATIONAL EQUITY PRIVATE POOL

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG

14

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

ISHARES CORE MSCI EMERGING MARKETS ETF

ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF

ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF

ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF

ISHARES EDGE MSCI MIN VOL GLOBAL ETF

ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF

ISHARES EMERGING MARKETS DIVIDEND ETF

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF

ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND

ISHARES ESG ADVANCED MSCI EM ETF

ISHARES ESG MSCI EM LEADERS ETF

ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED)

ISHARES II PUBLIC LIMITED COMPANY

ISHARES III PUBLIC LIMITED COMPANY

ISHARES IV PUBLIC LIMITED COMPANY

ISHARES MSCI ACWI ETF

ISHARES MSCI ACWI EX U.S. ETF

ISHARES MSCI ACWI LOW CARBON TARGET ETF

ISHARES MSCI BRAZIL ETF

ISHARES MSCI BRIC ETF

ISHARES MSCI EMERGING MARKETS ETF

ISHARES MSCI EMERGING MARKETS EX CHINA ETF

ISHARES PUBLIC LIMITED COMPANY

ISHARES V PUBLIC LIMITED COMPANY

ISHARES VI PUBLIC LIMITED COMPANY

ITAU FUNDS - LATIN AMERICA EQUITY FUND

IVESCO FTSE RAFI EMERGING MARKETS ETF

JEFFREY LLC

JNL EMERGING MARKETS INDEX FUND

JNL/BLACKROCK GLOBAL ALLOCATION FUND

JOHN HANCOCK FUNDS II EMERGING MARKETS FUND

JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT

JOHN HANCOCK HEDGED EQUITY INCOME FUND

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T

JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST

JPMORGAN - IG EMERGING MARKETS POOL II

JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF

JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF

15

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

JPMORGAN EMERGING MARKETS EQUITY CORE ETF

JPMORGAN FUNDS

JPMORGAN FUNDS LATIN AMERICA EQUITY FUND

JUNTO PARTICIPACOES FIA

KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I

KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND

KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM I I I

KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3

KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E

LACM GLOBAL EQUITY FUND L.P.

LATTICE EMERGING MARKETS STRATEGY ETF

LAZARD ASSET MANAGEMENT LLC

LAZARD EM EQUITY ADVANTAGE FUND

LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO

LAZARD GLOBAL ACTIVE FUNDS, PLC

LAZARD/WILMINGTON COLLECTIVE TRUST

LAZARD/WILMINGTON EMERGING MARKETS EQUITY ADVANTAG

LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST

LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS

LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND

LEGAL & GENERAL GLOBAL EQUITY INDEX FUND

LEGAL & GENERAL ICAV

LEGAL & GENERAL INTERNATIONAL INDEX TRUST

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED

LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND

LEGAL GENERAL CCF

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC

LEGAL GENERAL U. ETF P. LIMITED COMPANY

LGIASUPER TRUSTEE

LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND

LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND

LOCAL AUTHORITIES SUPERANNUATION FUND

LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST

LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST

LOS ANGELES CAPITAL GLOBAL FUNDS PLC

LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION

16

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

LOUSIANA STATE EMPLOYEES RETIR SYSTEM

LSV EMERGING MARKETS EQUITY FUND LP

LSV EMERGING MARKETS EQUITY FUND USA

LSV GLOBAL MANAGED VOLATILITY FUND

LVIP BLACKROCK GLOBAL ALLOCATION FUND

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND

MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF

MACQUARIE MULTI-FACTOR FUND

MACQUARIE TRUE INDEX EMERGING MARKETS FUND

MANAGED PENSION FUNDS LIMITED

MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND

MBB PUBLIC MARKETS I LLC

MEMORIAL HERMANN FOUNDATION

MEMORIAL HERMANN HEALTH SYSTEM

MEMORIAL HERMANN PENSION PLAN AND TRUST

MERCER QIF FUND PLC

MERCER UCITS COMMON CONTRACTUAL FUND

METALLRENTE FONDS PORTFOLIO

MGI FUNDS PLC

MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND

MINISTRY OF ECONOMY AND FINANCE

MIP ACTIVE STOCK MASTER PORTFOLIO

MOBIUS LIFE LIMITED

MOTOR TRADES ASSOCIATION OF AUSTRALIA SUPERANNUATION F P L

MSCI ACWI EX-FOSSIL FUELS ESG FOCUS INDEX FUND B

MSCI ACWI EX-U.S. IMI INDEX FUND B2

MSCI ACWI MINIMUM VOLATILITY INDEX FUND B

MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND

MSCI EQUITY INDEX FUND B - BRAZIL

NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST

NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL ELEVATOR INDUSTRY PENSION PLAN

NATIONAL EMPLOYMENT SAVINGS TRUST

NATIONAL PENSION INSURANCE FUND

NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST

NAVARRO 1 FUND LLC

NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND

17

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

NEW AIRWAYS PENSION SCHEME

NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY

NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND

NEW WORLD FUND, INC.

NEW YORK STATE COMMON RETIREMENT FUND

NEW YORK STATE NURSES ASSOCIATION P P

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW ZEALAND SUPERANNUATION FUND

NN (L)

NN PARAPLUFONDS 1 N.V

NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND

NORTHERN EMERGING MARKETS EQUITY INDEX FUND

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L

NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND

NORTHERN TRUST INVESTIMENT FUNDS PLC

NORTHERN TRUST UCITS FGR FUND

NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST

NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING

NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L

NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST

NVIT GS EMERGING MARKETS EQUITY INSIGHTS FUND

OAKLAND POLICE FIRE RET SYSTEM

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST

PACIFIC SELECT FUND

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO

PANAGORA GROUP TRUST

PARAMETRIC EMERGING MARKETS FUND

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PARAMETRIC TMEMC FUND, LP

PENTEGRA DEFINED BENEFIT PLAN FOR FINANCIAL INSTIT

PEOPLE S BANK OF CHINA

PGIM FUNDS PUBLIC LIMITED COMPANY

PHILADELPHIA GAS WORKS PENSION PLAN

PICTET - EMERGING MARKETS INDEX

18

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER

PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN

POOL REINSURANCE COMPANY LIMITED

POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST

PRIME SUPER

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD

PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND

PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP

PRUDENTIAL TRUST COMPANY

PRUDENTIAL WORLD FUND INC. - PGIM QMA I. E. FUND

PUBLIC EMPLOYEES' LONG-TERM CARE FUND

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC SECTOR PENSION INVESTMENT BOARD

QANTAS S LIMITED AS TRU FOR THE QANTAS S PLAN

QSMA1 LLC

QSUPER

RAILWAYS PENSION TRUSTEE COMPANY LIMITED

RAYLIANT QUANTAMENTAL EMERGING MARKET EQUITY ETF

RBC QUBE LOW VOLATILITY EMERGING MARKETS EQUITY FU

RET SYST OF THE TENNESSEE VALLEY AUTHORITY

RUSSEL EMERGING MARKETS EQUITY POOL

RUSSEL INVESTIMENT FUNDS NON.US. FUND

RUSSEL INVESTMENTS GLOBAL EQUITY POOL

RUSSEL OVERSEAS EQUITY POOL

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD

RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND

RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F

RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND

RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL

RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND

RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

19

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T

RUTGERS, THE STATE UNIVERSITY

SALT RIVER PIMA-MARICOPA INDIAN C

SANFORD C.BERNSTEIN FUND, INC.

SAS TRUSTEE CORPORATION POOLED FUND

SAUDI ARABIAN MONETARY AUTHORITY

SBC MASTER PENSION TRUST

SCHRODER INTERNATIONAL SELECTION FUND

SCHWAB EMERGING MARKETS EQUITY ETF

SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF

SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL

SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT

SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT

SEI CATHOLIC VALUES TRUST - CATHOLIC VALUES EQUITY FUND

SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA

SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND

SEI INST INT TRUST EM MKTS EQUITY FUND

SEI INST INVEST TR WORLD EQ EX-US FUND

SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.

SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND

SHELL FOUNDATION

SIONNA SRTATEGIC INCOME FUND

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

SOUTHERN COMPANY SYSTEM MASTER RETIREMENT

SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS

SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP

SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG

SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF

SPDR SP EMERGING MARKETS ETF

SPDR SP EMERGING MARKETS FUND

20

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

SPP AKTIEINDEXFOND GLOBAL

SPP EMERGING MARKETS PLUS

SPP EMERGING MARKETS SRI

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

SSGA SPDR ETFS EUROPE I PLC

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY

ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN

ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD

STANLIB FUNDS LIMITED

STATE OF ALASKA RETIREMENT AND BENEFITS PLANS

STATE OF CALIFORNIA MASTER TRUST

STATE OF CONNECTICUT ACTING T. ITS TREASURER

STATE OF MINNESOTA STATE EMPLOYEES RET PLAN

STATE OF NEW MEXICO STATE INV. COUNCIL

STATE OF WYOMING

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD

STATE STREET EMERGING MARKETS E N-L C TRUST FUND

STATE STREET EMERGING MARKETS EQUITY INDEX FUND

STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F

STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.

STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND

STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO

STATE STREET ICAV

STATE STREET IRELAND UNIT TRUST

STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC

STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S

STATE UNIVERSITY RETIREMENT SYSTEM

STICHING PENSIOENFONDS VOOR HUISARTSEN

STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE

STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL

STICHTING BLUE SKY LIQUID ASSET FUNDS

STICHTING DEPOSITARY APG EME MULTI CLIENT POOL

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL

STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN

STICHTING PENSIOENFONDS ING

STICHTING PENSIOENFONDS PGB

STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV

STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE

STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)

STICHTING PGGM DEPOSITARY

STICHTING PHILIPS PENSIOENFONDS

21

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

STRIVE EMERGING MARKETS EX-CHINA ETF

SUN AMERICA SERIES TRUST-EMERGING MARKETS POR

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY

SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA

TEACHER RETIREMENT SYSTEM OF TEXAS

TEACHERS RETIREMENT ALLOWANCES

TEACHERS RETIREMENT SYSTEM OF OKLAHOMA

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

TEXAS MUNICIPAL RETIREMENT SYSTEM

TEXAS PERMANENT SCHOOL FUND CORPORATION

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK

THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

THE BOARD OF THE PENSION PROTECTION FUND

THE CHASE MAN BK AS TR OF DELTA MASTER FD

THE EMERGING M.S. OF THE DFA I.T.CO.

THE HARTFORD GLOBAL REAL ASSET FUND

THE HARTFORD INTERNATIONAL VALUE FUND

THE INCUBATION FUND, LTD.

THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND

THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828

THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBJ40002

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794

THE METHODIST HOSPITAL

THE MONETARY AUTHORITY OF SINGAPORE

THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC. - PGIM

THE PUBLIC INSTITUITION FOR SOCIAL SECURITY

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

22

TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

THRIVENT CORE EMERGING MARKETS EQUITY FUND

THRIVENT INTERNATIONAL ALLOCATION FUND

THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO

THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT

TRINITY COLLEGE CAMBRIDGE

TWO ROADS SHARED TRUST: REDWOOD ALPHAFACTOR TACTIC

UI-E - J P MORGAN S/A DTVM

UNICARE SAVINGS PLAN

UNIV OF PITTSBURGH MEDICAL CENTER SYSTEM

UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST

UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN

USAA INTERNATIONAL FUND

UTAH STATE RETIREMENT SYSTEMS

UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST

VALIC COMPANY I - EMERGING ECONOMIES FUND

VAM FUNDS (LUX) - EMERGING MARKETS GROWTH

VANGUARD EMERGING MARKETS SHARES INDEX FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD ESG INTERNATIONAL

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II

VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS

VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD INTERNATIONAL CORE STOCK FUND

VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F

VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F

VANGUARD INVESTMENT SERIES PLC

VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF

VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL

VARMA MUTUAL PENSION INSURANCE COMPANY

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F

VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER

VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

VERIZON MASTER SAVINGS TRUST

VICTORIAN FUNDS MAN C A T F V E M T

VICTORY MARKET NEUTRAL INCOME FUND

VIDENT INTERNATIONAL EQUITY FUND - WI

VIRGINIA RETIREMENT SYSTEM

VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND

VOYA EMERGING MARKETS INDEX PORTFOLIO

VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUN

VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND

VOYA MULTI-MANAGER INTERNATIONAL FACTORS FUND

VOYA VACS INDEX SERIES EM PORTFOLIO

VOYA VACS SERIES EME FUND

WASHINGTON STATE INVESTMENT BOARD

WELLINGTON DIVERSIFIED INFLATION HEDGES FUND

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC

WELLINGTON TRUST COMPANY N.A.

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL

WILMINGTON MULTI-MANAGER ALTERNATIVES FUND

WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E

WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST

WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND

WISDOMTREE EMERGING MARKETS ESG FUND

WISDOMTREE EMERGING MARKETS EX-CHINA FUND

WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND

WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND

WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND

WISDOMTREE GLOBAL HIGH DIVIDEND FUND

WM POOL - EQUITIES TRUST NO 74

WM POOL - EQUITIES TRUST NO. 75

XTRACKERS

XTRACKERS (IE) PUBLIC LIMITED COMPANY

XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF

XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. TELEFÓNICA CHILE S.A. (by Nathalia Pereira Leite)
TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (by Nathalia Pereira Leite)
BEST INVESTMENT CORPORATION STICHTING JURIDISCH EIGENAAR ACTIOAM BELEGGINGSFONDSEN AGIPI ACTIONS EMERGENTS AMUNDO represented by Banco BNP Paribas Brasil S.A. (by Christiano Marques de Godoy)

IT NOW IBOVESPA FUNDO DE ÍNDICE

IT NOW IDIV FUNDO DE INDICE

IT NOW ISE FUNDO DE INDICE

ITAU CAIXA ACOES FI

ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA

ITAU IBOVESPA ATIVO MASTER FIA

ITAU INDEX ACOES IBRX FI

ITAU AÇÕES DIVIDENDOS FI

ITAU EXCELENCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO

ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI

ITAU IBRX ATIVO MASTER FIA

ITAU INDEX AÇÕES IBOVESPA FI

ITAU INFLATION EQUITY OPPORT AÇÕES

ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ INFLATION STRATEGY MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ PREVIDÊNCIA IBRX FIA

ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES

ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES

ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES – RESPOSABILIDADE LIMITADA

ITAÚ MASTER GLOBAL DINÂNIMO MULTIMERCADO FUNDO DE INVESTIMENTO

ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO

represented by Itaú Unibanco S.A. – ANBID 34 (by Christiano Marques de Godoy)
AMF AKTIEFOND TILLVAXTMARKNADER FIDELITY COMMON CONTRACTUAL FUND II/FIDELITY GLOBAL EMERGING MARKETS EQUITY FUND represented by Itaú Unibanco S.A. (by Christiano Marques de Godoy)

STITCHING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS

EMERGENCE M

ALLIANZ EQUITY EMERGING MARKETS 1

CANDRIAM SUSTAINABLE

AMUNDI INDEX SOLUTIONS

MOST DIVERSIFIED PORTFOLIO SICAV

LUX IM

AMUNDI FUNDS

Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

(by Christiano Marques de Godoy)

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Others:

Stael Prata Silva Filho

Member of the Fiscal Board

Luciana Doria Wilson

Member of the Fiscal Board

I hereby certify that this is a faithful copy of the minutes of the 57th Extraordinary Shareholders’ Meeting held on January 24, 2024, drawn up in the Company's records.

________________________________________

Nathalia Pereira Leite

Meeting Secretary

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Exhibit A - Final Summary Voting Map

	APPROVE	REJECT	ABSTAIN
	Number of common shares	Number of common shares	Number of common shares
(1) Deliberate on the reduction of the Company's capital stock, in the amount of one billion and five hundred million reais (R$1,500,000,000.00), without the cancellation of shares, upon reimbursement of funds to shareholders, pursuant to Article 173 of Law No. 6.404, of December 15, 1976, as amended	1,488,623,547	63,018	411,811
(2) Amend Article 5, caput, of the Company's Bylaws to reflect the new value of its capital stock as a result of the proposal contained in item 1 above, if approved;	1,488,622,694	63,097	412,585
(3) Restate the Company’s Bylaws, in order to reflect the amendment proposed in item 2 above, if approved.	1,488,622,006	61,820	414,550
(4) Authorize the Company's management to perform all necessary acts for the conclusion of the resolutions above.	1,488,635,381	48,472	414,523

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Exhibit B

BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I - CHARACTERISTICS OF THE COMPANY

LEGAL REGIME

Art. 1 - Telefônica Brasil S.A. is a joint-stock company, governed by these Bylaws and other applicable legal provisions, with indefinite duration.

CORPORATE PURPOSE

Art. 2 - The purpose of the Company is the following:

a) exploitation of telecommunications services;

b) development of activities necessary or useful to the execution of these services, in conformity with the concessions, authorizations and permissions granted thereto;

c) exploitation of value added services, including the provision, without definitive assignment, of audio, video, image and text, applications and similar contents;

d) exploitation of integrated solutions, management and provision of services related to: (i) data center, including hosting and colocation; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar activities; (iii) information technology; (iv) information and communications security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire and others;

e) licensing and sub-licensing of software of any nature.

Sole Paragraph – In the achievement of its purpose, the Company may incorporate to its equity third-party assets and rights, as well as:

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

I - participate in other companies’ capital, including in order to comply with the national telecommunications policy;

II - establish companies or subsidiaries for the execution of activities included in its purpose and that are recommended to be decentralized;

III - promote the import of goods and services necessary for the execution of activities included in its purpose;

IV - provide technical assistance services to telecommunications companies, carrying out activities of common interest;

V - manage and provide services of maintenance, assistance and technical support in computing and equipment related to the Company’s activities;

VI - provide consultancy services related to the Company’s activities;

VII - prepare, implement and install projects related to the Company’s activities;

VIII - manage and provide engineering services and carry out civil construction or related works, necessary for the execution of projects related to the Company’s activities;

IX - provide monitoring services related to the Company’s activities;

X - provide business intermediation services in general;

XI - commercialize and lease equipment and materials necessary or useful for the exploitation of its activities, including precision and measurement equipment and electronic sensors;

XII - conduct studies and research activities aimed at the development of the telecommunications sector;

XIII - to enter into agreements and partnerships with other telecommunication service operators or any persons or entities with the purpose of ensuring the operation of the services, without prejudice to the attributions and responsibilities; and

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

XIV - carry out other similar or related activities that are attributed thereto by the Brazilian Telecommunications Agency - ANATEL.

PRINCIPAL PLACE OF BUSINESS

Art. 3 - The principal place of business of the Company is in the Capital City of the State of São Paulo, and the Company may create and extinguish, by decision of the Executive Office, branches, agencies and subsidiaries, offices, departments and representations, at any point of the Brazilian territory, as set forth in art. 20 (vii) of these Bylaws.

CHAPTER II – CAPITAL

AUTHORIZED CAPITAL

Art. 4 - The Company is authorized to increase its capital up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, and the Board of Directors is the body with authority to resolve on the increase and consequent issue of new shares, within the limit of the authorized capital.

Sole Paragraph - The shareholders shall have preemptive rights in the subscription of capital increase, at the proportion of the number of shares they have. By resolution of the Board of Directors, the preemptive right in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which is made upon sale in Stock Exchange or public subscription, exchange for shares in public offering to acquire control, pursuant to articles 257 and 263 of the Corporations Law, as well as enjoyment of tax incentives, pursuant to special legislation, may be excluded, as allowed by art. 172 of Law No. 6,404/76.

SUBSCRIBED CAPITAL

Art. 5 - The fully paid-up and subscribed capital is sixty-two billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos (R$62,071,415,865.09), divided into one billion, six hundred and sixty-three million, five hundred and fifty-six thousand, seven hundred and thirty-one (1,663,556,731) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

CHAPTER III - SHARES

COMMON SHARES

Art. 6 – Each common share corresponds to one vote in the resolutions of the Shareholders’ General Meetings.

CHAPTER IV - GENERAL MEETING

Art. 7 - The Shareholders’ General Meetings will be held: (i) ordinarily, once a year, in the first four (4) months after the closing of each fiscal year, pursuant to art. 132 of Law No. 6,404/76, and (ii) extraordinarily, whenever necessary, whether due to the corporate interests, or to the provisions of these Bylaws, or when the applicable legislation so requires.

Sole Paragraph - The Shareholders’ General Meetings will be called by the Board of Directors, being incumbent upon the Chairperson of said body to implement such act.

Art. 8 - The following shall be submitted to the previous approval of the Shareholders’ General Meeting: (i) the execution of agreements with related parties, the terms and conditions of which are more onerous to the Company than those usually adopted by the market in similar contracting, observing, in any case, the provisions of art. 117 of Law No. 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities related to the Company’s controlling shareholder.

Art. 9 - The Shareholders’ General Meetings will be chaired by the Chairperson of the Board of Directors, who shall indicate, among the attendees, the Secretary. In the absence of the Chairperson of the Board of Directors, the shareholders shall choose the chairperson and the secretary of the presiding board.

Sole Paragraph - In the situations of art. 136 of Law No. 6,404/76, the first call of the Shareholders’ General Meeting will be made at least thirty (30) days in advance, and at least ten (10) days in advance in second call.

Art. 10 - Only the shareholders the shares of which are registered in their names, at the appropriate book, up to seventy-two (72) hours before the date designated for the respective General Meeting may participate and vote in the General Meeting.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Paragraph 1 - The call notice may condition the attendance of the shareholder, in the General Meeting, to the submission, at the Company’s principal place of business, of the proof of their status of shareholder, issued by the Company itself or by the depositary institution of the Company’s shares, up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

Paragraph 2 - The call notice may also condition the representation of the shareholder by an attorney-in-fact, at the Meeting, to the submission of the respective power of attorney at the Company’s principal place of business up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 11 - The Management of the Company is incumbent upon the Board of Directors and the Executive Office, with the attributions granted by law and by these Bylaws. Its members will be elected for a term of three (3) years, reelection permitted, and they are exempted from offering a guarantee for the exercise of their functions.

Paragraph 1 - All members of the Board of Directors and of the Executive Office will take office upon the execution of the respective instruments, remaining in their respective positions until the effective investiture of their successors.

Paragraph 2 - The Shareholders’ General Meeting shall establish the global compensation of the Company’s managers, including the benefits of any nature and the representation allowances, and the Board of Directors has authority to distribute this compensation among their members and those of the Executive Office.

Paragraph 3 - The Shareholders’ General Meeting may assign to the managers a share in the Company’s profits, provided that the provisions of art. 152, paragraphs 1 and 2 of Law No. 6,404/76 are observed, as per the proposal submitted by the management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and its extension, the effective existence, in the Brazilian territory, of the centers for resolution and implementation of the strategic, managerial and technical implementation involved in the compliance with the concession agreements in which the Company is a party.

BOARD OF DIRECTORS

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

COMPOSITION

Art. 12 - The Board of Directors shall be comprised of, at least, five (5) and at most seventeen (17) members, elected to and dismissed from the body by the general meeting, observing the provisions of the applicable legislation, including in this number the members elected by the minority shareholders, if any.

Sole Paragraph - The Board of Directors shall appoint, among its members, the Chairperson of the body, or its substitute, in case of vacancy. At the Board of Directors’ discretion, the Vice-Chairperson of the body may be appointed and/or dismissed.

SUBSTITUTION

Art. 13 - In case of impediment or absence of the Chairperson of the Board of Directors, they will be replaced by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson will be substituted by another member of the Board indicated thereby.

Paragraph 1 - In case of impediment or absence of any other members of the Board of Directors, the impeded or absent Counselor shall indicate, in writing, their substitute, among the other members of the Board of Directors, to represent them or resolve on the meeting which they may not attend, pursuant to paragraph 3 of art. 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that indicate representatives, as set forth in the previous paragraph, will be considered, for all effects, present at the respective meeting.

Art. 14 - In the event of vacancy in the positions of the members of the Board of Directors, remaining less than the minimum number of members provided for in art. 12 above, a Shareholders' General Meeting shall be called for the election of substitutes.

AUTHORITY

Art. 15 - It will be incumbent upon the Board of Directors:

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

(i) - to establish the general conduct of the Company’s business;

(ii) - to approve the Company’s budget and annual business plan;

(iii) - to call the Shareholders’ General Meeting of the Company;

(iv) - to approve the financial statements and the management’s report of the Company and submit them to the Shareholders’ General Meeting;

(v) - to elect or dismiss, at any time, the members of the Executive Office, establishing their attributions, observing the legal and statutory provisions;

(vi) - to approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation;

(vii) - to supervise the management of the Company’s Officers, examine at any time the Company’s books, request information on agreements to be executed or about to be executed, and any other acts;

(viii) - to approve the Company’s organizational structure, being able to set limit to the Executive Office for the exercise of such functions, observing the legal and statutory provisions;

(ix) - to approve and amend the internal regulations of the Board of Directors;

(x) - to resolve on the issue of shares by the Company, with capital increase, within the limit of the authorized capital, defining the terms and conditions of this issue;

(xi) - to resolve on the issue of subscription bonus;

(xii) - to resolve, by delegation of the Shareholders’ General Meeting, on the following aspects in the issue of debentures by the Company: (i) opportunity of the issue, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of payment of interest, profit sharing and reimbursement bonus, if any, (iv) form of subscription or placement, and (v) type of debentures;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

(xiii) - to resolve on the issue of simple debentures, not convertible into shares and without in rem guarantee;

(xiv) - to resolve on the issue of promissory notes for public distribution (“Commercial Papers”) and on the submission of the Company’s shares to a deposit regime for commercialization of the respective certificates ("Depositary Receipts");

(xv) - to authorize the acquisition of shares issued by the Company, for being canceled or held in treasury and disposed of at a later stage;

(xvi) - to authorize the disposal of the assets directly connected to the public telecommunications services being used;

(xvii) - to authorize the disposal of real properties, the creation of in rem guarantees and the posting of guarantees to third parties obligations, being able to establish limits to the practices of such acts by the Executive Office;

(xviii) - to establish, in an internal rule, the limits for the Executive Office to authorize the disposal or encumbrance of goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable;

(xix) - to approve the Company’s participation in consortia in general, as well as the terms of such participation, being able to delegate such attribution to the Executive Office, within the limits it establishes, always aiming at the development of the activities of the Company’s corporate purpose;

(xx) - to establish the limits for the Executive Office to authorize the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company;

(xxi) - to approve the creation and extinction of the Company’s subsidiaries in Brazil or abroad;

(xxii) - to approve the assumption of any obligation, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiii) - to authorize the execution of agreements, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

(xxiv) - to approve the conduction of investments and acquisition of assets, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxv) - to authorize the acquisition of permanent shareholding interest in other companies and burden or disposal of shareholding interest;

(xxvi) - to approve the distribution of interim dividends;

(xxvii) - to choose and dismiss independent auditors;

(xxviii) - to indicate and dismiss the head of the internal audit, who will report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the head of the Wholesale Executive Office, who is responsible exclusively for all service processes, commercialization and delivery of the products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - to approve the Company’s career and salary plan, incentives and professional development policies, the rules and staff, as well as the terms and conditions of the collective bargaining agreements to be entered into with the unions representing the categories of the Company’s employees and adhesion to or withdrawal form supplementary pension funds, all with relation to the Company’s employees, and the Board of Directors may, when considering necessary, establish limits for the Executive Office to resolve on these matters.

Art. 16 - The specific duties of the Chairperson of the Board of Directors are: (a) to represent the Board in the call notice of the Shareholders’ General Meeting; (b) to chair the Shareholders’ General Meeting and choose the Secretary among the attendees; and (c) to call and chair the meetings of the Board of Directors.

MEETINGS

Art. 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months, and (ii) extraordinarily, upon call from its Chairperson, and the minutes with its resolutions shall be drawn up.

Paragraph 1 - The meetings of the Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the subject matters to be resolved on in the respective meeting.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Paragraph 2 - The Board of Directors shall resolve by majority of votes, the majority of its acting members being presents, and the Chairman, in addition to the regular vote, shall have the casting vote, in the event of a tie.

Paragraph 3 - Any Board member has the option of being represented by another Counselor at the meetings which they may not attend, provided that such granting of representation powers be made upon a written instrument.

Paragraph 4 - Without prejudice of the later execution of the respective minutes, the meetings of the Board of Directors may be conducted via conference call, videoconference, or any other means of communication that allows to identify the attending members, as well as their simultaneous communication. The board members may also participate through the written statement of their votes, even if they are not physically present.

EXECUTIVE OFFICE

COMPOSITION

Art. 18 - The Executive Office shall be comprised of at least three (3) and at most fifteen (15) members, shareholders or not, resident in the country, who will be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Legal Director; (d) other Officers without specific designation.

Paragraph 1 - The individual attributions of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation to said positions.

Paragraph 2 - The same Officer may be elected to accumulate the attributions of more than one position in the Executive Office.

Art. 19 - In the event of temporary absences and impediments, it will incumbent upon the Chief Executive Officer to designate, among the members of the Executive Office, their substitute as well as those of the Executive Officers. In case of vacancy in the Executive Office, the respective substitution shall be resolved by the Board of Directors.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

AUTHORITY OF THE EXECUTIVE OFFICE AND REPRESENTATION OF THE COMPANY

Art. 20 - The Executive Office is the body that actively and passively represents the Company, being incumbent thereupon, and upon its members, individually, as the case may be, to comply and cause the compliance with these Bylaws, the resolutions of the Board of Directors and of the Shareholders’ General Meeting, and practice all acts necessary or convenient for the management of the corporate businesses. It is incumbent upon the Executive Office, collectively, to:

(i) - propose to the Board of Directors general plans and programs of the Company, specifying the investment plans in the expansion and modernization of the plant;

(ii) - authorize, within the limits established by the Board of Directors in an internal normative instrument, the disposal or encumbrance of the goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable, as well as to submit to said body the disposal or encumbrance of the goods that exceed these limits;

(iii) - submit for the Board of Directors and to the Fiscal Board, the Annual Management Report and the Financial Statements, accompanied by the independent auditors' opinion, as well as the proposal for allocation of the profits ascertained in the year;

(iv) - approve, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works and services; b) sales of goods from the assets;

(v) - approve the execution of other agreements, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - annually approve the planning of financial transactions and, quarterly, a summary of the compliance with said planning;

(vii) - approve the creation and extinction of branches, offices, agencies, subsidiaries and representations of the Company in the country;

(viii) - approve, as attributed thereto by the Board of Directors, the Company’s organizational structure, keeping the Board of Directors informed in that regard;

(ix) - provide for the compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

(x) - prepare and propose to the Board of Directors the Company’s institutional responsibility policies, such as environment, health, safety and social responsibility of the Company and implement the approved polices;

(xi) - authorize, in accordance with the limits established by the Board of Directors, the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company; and

(xii) - approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation.

Paragraph 1 - The resolutions of the Executive Office shall be taken by majority of votes, the majority of its acting members, and the Chief Executive Officer, in addition to the regular vote, shall have the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases set forth in paragraph 4 and observing the provisions included in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) statutory Officers, except in cases of urgency, when the separate signature of the Chief Executive Officer and “ad referendum” of the Executive Office will be allowed, pursuant to the provisions of art. 21, A-5, of these Bylaws; ii) by the signature of one (1) statutory Officer, acting jointly with one (1) Attorney-in-Fact; and iii) by the signature of two (2) Attorneys-in-Fact, acting jointly, provided they are vested with specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, the powers of attorney shall always be signed by two (2) Officers and shall specify the powers granted and, except for those for judicial purposes, have a maximum term of validity of one (1) year.

Paragraph 4 - The Company may be represented by only one Officer or one Attorney-in-Fact with specific powers, for the performance of the following acts:

(i) receiving and payment of amounts;

(ii) signing of correspondence that does not create obligations to the Company;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

(iii) representation of the Company at members' meetings of companies in which it has an interest;

(iv) granting of powers to attorney for judicial or administrative representation;

(v) representation in court or in administrative proceedings, except for the practice of acts that imply waiver of rights;

(vi) representation in public bidding procedures and private selections in which the Company participates, aiming at the provision of services included in its corporate purpose; and

(vii) performance of acts of simple administrative routine, including before public partitions, mixed-capital companies, commercial registries, Labor Courts, Brazilian Institute of Social Security (INSS), Unemployment Compensation Fund (FGTS) and their collection banks, and others of the same nature.

AUTHORITY OF THE MEMBERS OF THE EXECUTIVE OFFICE

Art. 21 - The members of the Executive Office have specific authority to perform the following acts:

A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company, in court or out of court, before the shareholders and the public in general, being able to attorneys-in-fact together with other Officer and designate agents, delegate authority to the other Officers to practice specific acts;

2. To follow and inspect the implementation of the determinations of the Board of Directors regarding their activities and attributions;

3. To establish guidelines, coordinate and supervise the Company’s activities related to: finance and control; corporate funds; legal area in general; institutional relations; regulation; corporate communication; Telefônica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; fixed business;

4. To call the Executive Office’s meetings;

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

5. To practice acts of urgency "ad referendum" of the Executive Office; and

6. To carry out other duties that are determined by the Board of Directors.

B - FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. To establish guidelines and supervise the Company’s activities in the economic and financial area and management of the securities issued by the Company, accounting and management control, as well as to supervise the management of supplementary pension funds;

2. To represent the Company before the Securities and Exchange Commission - CVM, the stock exchanges and other inspection bodies of the securities market;

3. To delegate, if necessary, authority to the other Officers to practice specific acts;

4. To represent the Company as set forth in these Bylaws; and

5. To carry out other activities that are determined by the Board of Directors.

C – GENERAL SECRETARY AND LEGAL DIRECTOR:

1. To establish guidelines and supervise the Company’s activities in the legal area in general;

2. To delegate, if necessary, authority to the other Officers to practice specific acts;

3. To represent the Company as set forth in these Bylaws; and

4. To carry out other activities that are determined by the Board of Directors.

D - OFFICER WITHOUT SPECIFIC DESIGNATION:

1. To exercise the individual functions and attributions that are determined by the Board of Directors;

2. To sign, jointly with other statutory Officer, the documents and acts that require the signature of two Officers; and

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

3. To represent the Company as set forth in these Bylaws.

CHAPTER VI - FISCAL BOARD

Art. 22 – The Fiscal Board, of a permanent nature, shall be comprised of at least three (3) and at most five (5) effective members and the same number of alternates.

Paragraph 1 - The compensation of the members of the Fiscal Board, in addition to the reimbursement of expenses incurred in travel and accommodation required for performance of their duties, will be established by the Shareholders’ General Meeting at which they are elected, and cannot be, per member in office, less than ten percent (10%) of the average compensation assigned to each Officer, not including benefits of any nature, representation allowances and profit sharing.

Paragraph 2 - In case of vacancy of the position of member of the Fiscal Board, said member will be substituted by their respective alternate. If most of the positions become vacant, the General Meeting shall be called to elect their substitutes.

Paragraph 3 - The Fiscal Board shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairperson of the Board of Directors, of by two (2) members of the Fiscal Board, and the minutes of its resolutions shall be drawn up.

Paragraph 4 - The meetings of the Fiscal Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda, with the list of the subject matters to be examined in the respective meeting.

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 23 - The fiscal year will coincide with the civil year, and half-yearly or quarterly balance sheets or balance sheets in periods shorter may be prepared, in addition to the annual balance sheet.

ALLOCATION OF PROFITS

Art. 24 - Together with the financial statements, the Board of Directors will submit to the Annual General Meeting, proposal on (i) the sharing of profits with employees and managers and (ii) the full allocation of the net profits.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Paragraph 1 - From the net profits of the year: (i) five percent (5%) will be allocated to the legal reserve, aiming at ensuring the physical integrity of the capital, limited to twenty percent (20%) of the paid-up capital; (ii) twenty-five percent (25%) of the net profits adjusted as per items II and III of art. 202 of Law No. 6,404/76 will be mandatorily distributed as mandatory minimum dividend to all shareholders; and (iii) the remaining balance, after complying with the provisions of the previous items of this article, will be allocated as determined by the Shareholders’ General Meeting, based on the proposal of the Board of Directors included in the financial statements. If the balance of the profit reserves exceeds the capital, the Shareholders’ General Meeting will resolve on the application of the excess in the payment or increase of the capital or, also, in the distribution of additional dividends to shareholders.

Paragraph 2 - The dividends not claimed within three (3) years from the resolution of its distribution, will revert to the benefit of the Company.

Art. 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the account of profits ascertained in half-yearly balance sheets; (ii) to the account of profits ascertained in quarterly balance sheets or balance sheets in periods shorter, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves addressed in paragraph one of art. 182 of Law No. 6,404/76; or (iii) to the account of accrued profits or reserves of profits existing in the last annual or half-yearly balance sheet.

Sole Paragraph - Interim dividends distributed pursuant to this article shall be attributed to the mandatory minimum dividend.

Art. 26 - By resolution of the Board of Directors and observing the legal provisions, the Company may pay to its shareholders, interest on equity, which may be attributed to the mandatory minimum dividend, “ad referendum” of the general meeting.

CHAPTER VIII - MISCELLANEOUS

Art. 27 - The Company shall be liquidated as set forth in the law, and the Shareholders’ General Meeting have the authority to determine the form of liquidation and indicate the liquidator.

Art. 28 - The approval by the Company, through its representatives, of incorporation, spin-off, merger or dissolution of its controlled companies shall be preceded by an economic and financial analysis by an independent company, with international reputation, confirming that equal treatment is being given to all interested companies, the shareholders of which will have full access to the report of said analysis.

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TELEFÔNICA BRASIL S.A. Publicly held Company CNPJ No. 02.558.157/0001-62 NIRE No. 35.3.0015881-4

MINUTES OF THE 57th EXTRAORDINARY SHAREHOLDERS MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 24th, 2024

Art. 29 - In case of any omissions in these Bylaws, the Company will be governed by the applicable legal provisions.

**********

Presiding Board:

___________________________________ Breno Rodrigo Pacheco de Oliveira Chairperson of the Meeting and Management Representative	___________________________________ Nathalia Pereira Leite Secretary of the Meeting

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 24, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director